File No. 70-8867
                   SECURITIES AND EXCHANGE COMMISSION
                         450 FIFTH STREET, N.W.
                         WASHINGTON, D.C.  20549
               __________________________________________
                     POST-EFFECTIVE AMENDMENT NO. 1
                                   TO
                          FORM U-1 APPLICATION
                                  UNDER
             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
              ____________________________________________
                              Cinergy Corp.
                         139 East Fourth Street
                         Cincinnati, Ohio  45202
                 (Name of company filing this statement
               and address of principal executive offices)
                              Cinergy Corp.
             (Name of top registered holding company parent)
                           William L. Sheafer
                      Vice President and Treasurer
                              Cinergy Corp.
                             (address above)
(Name and address of agent of service)
Applicant requests that the Commission direct all notices, orders and communications in this matter to:
                            George Dwight II
                             Senior Counsel
                              Cinergy Corp
                            (address above)
                              513-287-2643
                           513-287-3810 (fax)
                           gdwight@cinergy.com
Item 1.     Description of Proposed Transactions
       A.   Requested Authorization
       By order dated August 28, 1996, HCAR No. 26562 ("1996 Order"), the Commission authorized Cinergy Corp. ("Cinergy"), a Delaware corporation and registered holding company under the Public Utility Holding Company Act of 1935 ("Act"), to acquire, from time to time through December 31, 2002 ("Authorization Period"), up to a 20% limited partnership interest in Nth Power Technologies Fund I, L.P. ("Fund"), a California limited partnership formed to invest in privately-held energy technology companies, for a total investment of $10 million ("Original Investment Cap").
       In connection with a recent default by one of the Fund's limited partners, Cinergy now proposes to acquire a portion of the defaulted party's limited partnership interest, representing a capital commitment of $4,000,000, for a total additional investment of $3,303,000. Upon consummation of the proposed transactions, and over the term of the Authorization Period, Cinergy would hold not more than a 26.5% limited partnership interest in the Fund based on a total cash investment not to exceed $13,303,000 ("Proposed Investment Cap").
       Except to replace the Original Investment Cap with the Proposed Investment Cap, Cinergy seeks no modifications to the terms and conditions of the 1996 Order. There has been no change in the investment objectives of the Fund or in the terms of the Fund's limited partnership agreement. Cinergy will not seek recovery through higher rates to utility customers to compensate it for any losses or inadequate returns it may incur from investments in the Fund, including the proposed incremental investment.
       As a condition to acquiring the additional partnership interest, Cinergy must receive Commission authorization by not later than December 15, 1998.
       B.   Further Information
       Pursuant to the 1996 Order, and the Fund's Limited Partnership Agreement dated as of November 22, 1996 ("Partnership Agreement"), Cinergy committed to contribute up to $10 million to the Fund as a limited partner. Six other limited partner investors agreed to contribute a total of $40 million. In addition, the Partnership Agreement requires the Fund's general partner to contribute capital equal to 1% of the total amount contributed by the limited partners./1/ Pursuant to capital calls in 1996, 1997 and April 1998, Cinergy contributed a total of approximately $3 million to the Fund and the other six limited partners a total of $12.5 million. In addition, another capital call was made in July 1998, of which Cinergy's share was $500,000. The Fund's general partner has invested the proceeds of the capital calls, net of certain fees and expenses (e.g., management fee and reimbursement of expenses incurred in organizing the
Fund), in acquisitions of securities of portfolio companies./2/
       In response to the April 1998 capital call, one of the limited partners defaulted on, and failed to cure, its obligation to contribute a pro rata amount. In accordance with applicable provisions of the Partnership Agreement, and negotiations between the Fund's limited partners and the defaulting partner, Cinergy and two other
limited partners have committed to purchase the bulk of the defaulted partner's limited partnership interest, subject to certain conditions. One is that Cinergy secure Commission authorization for its purchase not later than December 15, 1998, shortly after which a closing ("Closing") would occur at which (i) Cinergy and the other purchasing limited partners would acquire their respective portions of the defaulted partner's limited partnership interest and (ii) the defaulting partner would be released from all of its obligations and liabilities under the Partnership Agreement and would exit the Fund.
       The portion of the defaulting partner's limited partnership interest to be purchased by Cinergy is represented by a capital commitment of $4,000,000, of which $800,000 was contributed by the defaulting partner prior to the April 1998 call and $3,200,000 remains to be contributed, consisting of amounts in arrears and future contributions.
       With respect to the $800,000 previously contributed, the net proceeds of which have been invested in portfolio securities, Cinergy will be required to make a cash payment at Closing to the defaulting partner of $103,000 (equivalent to a discount of approximately 87%).
       With respect to the remaining capital commitment of $3.2 million, a portion of that amount - $600,000 - represents the defaulted capital called in April and the capital called for payment in July. Accordingly, at Closing, in addition to the $103,000 cash payment to the defaulted partner, Cinergy will be required to make a $600,000 cash payment to the Fund to satisfy these obligations in arrears.
       Cinergy will discharge the remaining commitment of $2,600,000 through capital contributions as and when called pursuant to the Partnership Agreement. Limited partners are not required to contribute more than 35% of their committed capital in any calendar year.
       Upon consummation of the Closing, and for the duration of the Authorization Period, Cinergy's aggregate limited partnership interest will not exceed 26.5% of all the limited partnership interests in the Fund./3/ Cinergy's investment in the Fund, over the term of the Authorization Period, will not exceed $13,303,000 (including the proposed $103,000 payment to the defaulted partner).
       To finance the additional investment in the Fund, Cinergy plans to borrow funds under an existing bank credit facility pursuant to HCAR No. 26819, dated January 20, 1998.
Item 2.     Fees, Commissions and Expenses
     The fees, commissions and expenses that have been or will be incurred, directly or indirectly, by Cinergy or any of its associate companies in connection with the proposed transactions are not expected to exceed approximately $3,000, representing fees and expenses of Thelen, Reid & Priest.
Item 3.     Applicable Statutory Provisions
       Sections 9(a) and 10 and rules 51 and 54 are or may be applicable to the proposed transactions.
       Rule 54 provides that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an exempt wholesale generator ("EWG") or foreign utility company ("FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if the conditions of rule 53(a), (b) and (c) are satisfied.
       At March 31, 1998, Cinergy met all the requirements of rule 53(a), other than clause (1) (limiting "aggregate investment" to 50% of "consolidated retained earnings"). At that date, Cinergy's consolidated retained earnings were approximately $977 million and its aggregate investment approximately $546 million (or about 56% of consolidated retained earnings). That level of aggregate investment (i.e., above 50% but not in excess of 100% of consolidated retained earnings) is specifically permitted by HCAR No. 26848, dated March 23, 1998 ("100% Order"), wherein the Commission found that Cinergy satisfied the applicable standards of rule 53(c) (i.e., clauses (1) and (2)).
       Pursuant to the 100% Order, Cinergy is required to file quarterly reports with the Commission and its state utility regulators ("Rule 53(c) Reports") setting forth specified financial information bearing on and intended as a vehicle for those regulators to monitor Cinergy's investments in EWGs and FUCOs and Cinergy's overall financial condition. The required information (in each case as of the end of the preceding calendar quarter) consists of Cinergy's aggregate investment in EWGs and FUCOs, a statement of Cinergy's aggregate investment as a percentage of various benchmarks (consolidated capitalization, net utility plant, consolidated assets, market value of common equity), consolidated capitalization ratio, market-to-book ratio, an analysis of growth in consolidated retained earnings, and a statement of revenues and net income of each EWG and FUCO.
       The proposed transactions - Cinergy's acquisition of up to an additional 6.5% limited partnership interest in the Fund, to be financed by external borrowings of approximately $3.3 million - are immaterial for purposes of both the Commission's analysis in the 100% Order and the monitoring data required to be supplied in the Rule 53(c) Reports.
       With respect to the remaining conditions of rule 54, Cinergy has complied and will continue to comply with the record-keeping requirements of rule 53(a)(2), the limitation under rule 53(a)(3) on the use of operating company personnel in rendering services to EWGs and FUCOs, and the requirements of rule 53(a)(4) concerning submission of specified filings under the Act to retail rate regulatory agencies. In addition, none of the conditions in rule 53(b) has occurred.
Item 4.     Regulatory Approval
     No state or federal regulatory agency other than the Commission under the Act has jurisdiction over the proposed transactions.
Item 5.     Procedure
       As noted earlier, as a condition to its acquisition of the additional limited partnership interest, Cinergy must receive Commission authorization by not later than December 15, 1998.
       Accordingly, Cinergy requests that the Commission issue and publish as soon as practicable the requisite notice under Rule 23 with respect to the filing of this application, and that the Commission issue an order granting the authority requested herein as soon as practicable after expiration of the public notice period, but in any case prior to December 15,
1998.
     Applicant waives a recommended decision by a hearing officer or other responsible officer of the Commission; consents that the Staff of the Division of Investment Management may assist in the preparation of the Commission's order; and requests that there be no waiting period between the issuance of the Commission's order and its effectiveness.
Item 6.     Exhibits and Financial Statements
            (a)  Exhibits:
       A           Not applicable
       B           Partnership Agreement and related Subscription Agreement
(incorporated by reference from Exhibits B-1 and B-2 filed with Amendment No. 2 to Cinergy's original application in File No. 70-8867).
       C           Not applicable
       D           Not applicable
       E           Not applicable
       F-1         Preliminary opinion of counsel (to be filed by
amendment)
       G           Form of Federal Register notice
            (b)  Financial Statements:
       FS-1         Cinergy Pro Forma Consolidated Financial Statements,
dated June 30, 1998 (to be filed by amendment)
       FS-2         Cinergy Pro Forma Financial Statements, dated June 30,
1998 (to be filed by amendment)
       FS-3         Cinergy Consolidated Financial Data Schedule (to be
included
as part of electronic submission only)
       FS-4         Cinergy Financial Data Schedule (to be included as part
of
electronic submission only)
Item 7.     Information as to Environmental Effects
       (a) The Commission's action in this matter will not constitute major federal action significantly affecting the quality of the human environment.
       (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions. PAGE
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                                SIGNATURE
       Pursuant to the requirements of the Act, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.
Dated: July 31, 1998
       CINERGY CORP.
                                By:  /S/William L. Sheafer
                                     Vice President and Treasurer

                                ENDNOTES
/1/ For the sake of simplicity, the general partner's capital contributions have been excluded from the calculations setting forth the size of the Fund and Cinergy's ownership interest.

/2/ As of June 30, 1998, capital contributed to the Fund had been invested in seven portfolio companies engaged in developing and commercializing various energy-related products or services, viz., automated meter reading system, microturbine generator, power quality remediation device for industrial sites, low-cost photovoltaic system, computer networking device that communicates over existing power lines, energy-efficient lighting system for office/commercial use, and industrial powders that produce stronger and longer-lived materials.

/3/ In the second quarter of 1998, a new limited partner joined the Fund with a capital commitment of $5 million. Taking into account that commitment combined with the capital commitments of the remaining limited partners
(as adjusted by the post-default arrangement described in the text), the total limited partner commitments to the Fund, as in effect at the Closing, will be a minimum of $52.75 million - in which case Cinergy's share at Closing will be equivalent to a 26.5% limited partnership interest - and (in the event the other two limited partners exercise their right to acquire further portions of the defaulted limited partner's interest) a maximum of $55 million - in which case Cinergy's share at Closing will be equivalent to a 25.5% limited partnership interest.